Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: August 22, 2014

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

CORPORATE PARTICIPANTS

Omar Ishrak Medtronic, Inc. - CEO and President

Gary Ellis Medtronic, Inc. - CFO

Mike Coyle Medtronic, Inc. - Group President, Cardiac and Vascular Group

PRESENTATION

Editor

Operator: Good morning. Please take your seats and silence your cell phones. The Annual Shareholders Meeting is about to begin.

(Begin Video Clip)

Operator: And now please welcome Medtronic Chairman and CEO, Omar Ishrak.

Omar Ishrak: Well good morning, good morning and a warm welcome to those of you who are here in the room today and also to those who are listening in by webcast. And I hope you enjoyed that short video featuring patients whose lives have been touched by Medtronic. And stories like these are really so inspiring to me and to all of us who work at Medtronic as we go about our daily work and that’s really what drives us.

At this time, I would like to officially call to order the 58th Annual Medtronic Shareholders Meeting. This meeting is being webcast on medtronic.com, so all shareholders can have access to information discussed during the meeting. You should also note that actual results might be differed materially from those projected in any forward looking statement made into today’s meeting based on a variety of factors including those mentioned in our Form 10-K for fiscal 2014.

In addition, the reconciliations of any non-GAAP financial measures are available on the investors portion of our website in connection of with the proposed Covidien transaction Medtronic Holdings Limited which will change its name Medtronic [BLT] has filed with the SEC registration statement on Form S-4 that includes a preliminary proxy statement regarding the proposed transaction and we will be filing amendments to the S-4.

After the registration statement is declared effective by the SEC, the definitive proxy statement will be made available to Medtronic shareholders. These documents contain or will contain certain important information. OK, here with us in person today, you received copies of both agenda and the rules of contact for today’s proceedings, so please refer to these documents.

I also encouraged any shareholder who has not yet voted or who wishes to revoke a proxy, submitted prior to today, to get a ballot of the shareholder services table and vote now. After attending to the general business of today’s meeting, I will spend some time reviewing our strategies to improve clinical outcomes, expand the global access and optimize cost and efficiencies around the world as well as our performance in fiscal year 2014.

I want to discuss our plans to acquire Covidien which we believe is an incredible opportunity for us to truly transform health care and to further improve the lives of millions of patients worldwide. But before I go any further, let me make some brief introductions and I would like start by introducing the leaders who are on stage with me today. Gary Ellis, who is the Executive Vice President and Chief Financial Officer and Brad Lerman, our recently appointed General Counsel and Senior Vice President and Corporate Secretary.

Brad joined us in May from the Federal National Mortgage Associate, also known as Fannie Mae, where he was executive Vice President, General Counsel and Corporate Secretary. In all, Brad brings 25 years of legal experience and leadership to Medtronic including senior leadership roles at Pfizer, extensive private practice experience in Chicago and as a federal prosecutor for the U.S. Department of Justice.

I also want to thank Neil Ayotte for the great work and strong counsel that he provided to both me and the senior leadership team and the board of directors, when he served as Interim General Counsel prior to Brad’s arrival. I would also like to acknowledge the rest of our Executive Committee who provide strategic leadership of our businesses, regions and functions across Medtronic.

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

In addition to Brad, we also welcome Hooman Hakami, who joined our Executive Committee of in June of this year. Hooman leads the diabetes business serving as Executive Vice President and Group President. Before he came to Medtronic, Hooman spent 20 years in General Electric and was recently leading the Detection and Guidance Solutions unit there. I have known and work Hooman — I worked with Hooman for a long time and I’m really excited to have him on the team.

Hooman replaced Katie Szyman, who I requested to take on a very new and important role as a leader of our Global Channel Management effort. An integral part of our global strategy is to align our distribution channels and to develop more direct relationships with our customers wherever we can. Katie will help formulate and drive strategy in this area which we believe has the potential to generate an incremental $1 billion of revenue over the next four years. Her talent and leadership is just what we need in this new role.

In addition to the Executive Committee, the following members of Medtronic Board of Directors are here with us today. Richard Anderson, Chief Executive Officer of Delta Airlines is our new director. Scott Donnelly, Chairman, President and Chief Executive Officer, Textron Incorporated. Dr. Shirley Ann Jackson, President of Rensselaer Polytechnic Institute. Governor Michael Leavitt, Founder and Chairman of Leavitt Partners.

James Lenehan, Retired Vice Chairman, financial investor and retired Vice Chairman of Johnson & Johnson and President of Johnson & Johnson. Denise O’Leary, Private Venture Capital Investor. Ken Powell, Chairman and Chief Executive Officer of General Mills. Robert Pozen, former Chairman of MFS Investor Management and Preetha Reddy who is the Director Of Apollo Hospital Enterprise Limited in India. Let’s give all these individuals a round of applause.

I would also like to acknowledge Dr. Victor Dzau who resigned from our board in June of this year after six years of valuable service to Medtronic. And just last month, Victor began his term as the new President of the Institute of Medicine. During his time with Medtronic’s board, I found Victor insight and counsel to be invaluable. And although we missed Victor’s contributions, we want to congratulate him on his prestigious appointment. I wish him the very best for the future.

Next, it’s always a pleasure for me to acknowledge our co-founder, Dr. Earl Bakken. This is Earl’s 20th year as Director Emeritus and Earl is listening to our broadcast today from his beautiful home in Hawaii and unfortunately this past year I was not able to visit Earl and his wife, Doris in Hawaii but we’ve been talking frequently on the phone about several topics and I really look forward to seeing him very soon when he comes up to Minneapolis I think next month.

And during our conversations, Earl has expressed a tremendous amount of enthusiasm and support from the committee in acquisition and all Medtronic employees are very appreciative of the special message that he shared with them. I’m also delighted that earl will be honored by (inaudible) for the Lifetime Achievement Award in Chicago in October. I just cannot think of a more fitting person than Earl to receive this award.

Also since our last annual meeting, the Medtronic’s Philanthropy Group has introduced a program that is called The Bakken Invitation. And this program poses a question that Earl himself is often asked to recipients of life changing medical technology. What will you do with the extra life that you received through this technology? And The Bakken Invitation honors inspirational people who have benefitted from this technology and who are giving back to the community in some significant way.

Each of the 10 Bakken honorees received a $20,000 grant from Medtronic Philanthropy for their designated charity as well as the trip to Hawaii to meet Earl. These people represent the ultimate fulfillment of the Medtronic mission and embody the power of life changing technology. Let’s take a look now at the video from the Inaugural Bakken Invitation Award from last fall. So, let’s run the video.

(Begin Video Clip)

Unidentified Participant: Tonight is all about coming true and I think about Earl’s dream of a world where medical technology would allow people to give back in big and small ways. It’s great to be able to welcome our 10 Bakken invitees, they are making a real difference in this world with the added years and the extra time that’s been given to them.

Unidentified Participant: It came to me one day about five or six years ago, I said what about all these people that we treat at Medtronic and give them extra time. I want them to go out into the world and do something positive.

Unidentified Participant: When you are made healthy, when there’s something that benefits you. It’s really not just for you, it’s for other people as well and those are the people you’re going to meet (inaudible) your life and the award seems to be a single effect.

Unidentified Participant: And it has been really amazing to meet other people, so we’re doing similar work and I’m really able to look at them and say wow, you are amazing. You inspire me and this is where you tell me to look at myself if somebody too needs to take a stronger voice and stand up and let other people know what I’m doing because of the huge award that you have given us.

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

We can go on with our work and I’m so very honored to be here and I’m still very thankful for the therapies that you have given all of us. With the Canoe Day that we had, I realized that we’re all connected and that we are — all the community are all family and it’s our responsibility to continue to give back, so we all succeed as a world.

Unidentified Participant: No matter what our condition is or has been, what we have in common is this renewed life, I can only say thank you for giving me a second chance.

Unidentified Participant: Thank you for — because of your work, your daily work, improve a lot of life and (inaudible). You are part of my life, you are part of my family. I told myself I will make a big effort in order to continue to (inaudible).

Unidentified Participant: I believe God has the — saved my life (inaudible) and I hope that (inaudible) as one, (inaudible) because of what I do. That’s why I’ve been able to live on (inaudible) and (inaudible) that been given.

Unidentified Participant: I feel like I — should have given back you know and hence live on, live long. I’ve been given extra life and with happier life.

Unidentified Participant: Having going through these things, I feel like I know just a little bit something more about the purpose of life. I’ve learned that it’s not at all about the taking and the getting all you can, but that the gratification derived from the giving penetrates the heart and the joy that passes understanding is mine in return.

Unidentified Participant: Mr. Bakken, I thank you so much for dreaming and developing, and for those of you at Medtronic I thank you so much for believing in all of us and for celebrating us tonight, mahalo.

(End Video Clip)

Omar Ishrak: You can see and now why this is such a special program to Earl. The selection committee is currently reviewing applications for this year’s award recipients who no doubt are also doing amazing things with the extra life that they’ve gotten. Let’s again give Earl another round of applause to make him feel that he is really in the room with us today.

I’m also delighted to acknowledge some other people here today to special guests who are with us, the former Medtronic Executives and board members and a warm welcome to those who are here including Bill George, Tom Holloran. Let me go through the list and hold the applause, so please do stand up and acknowledge yourselves. Jerry Simonson, Gordon Springer and finally — and finally Steve Mahle who led our cardiac business for several years and after whom this auditorium is name, so.

I also would like to recognize the members of the garage gang and all the retired Medtronic employees in the audience with us today. Medtronic is today where it is in large part because of your contributions and we appreciate the many advances that you help accomplish over the years to make our company what it is today.

Next, I also like to personally acknowledge my wife, Helen, who is here with us today and you know it’s been a busy and exciting three years for me and for all of us at Medtronic. And with that, I just want to reflect in the fact that there - without the ongoing support of our families, we know that everything that we have accomplished would just not been possible, so thank you, thank you very much. OK.

And finally also with us today is Maura DePrisco, representing Price Waterhouse, our outside independent auditing firm. Maura will be available to answer questions regarding PWC’s audit services following today’s proceedings. Now, let’s turn to the formal business of the meeting. The Company’s Corporate Secretary, duly cause notice of this meeting to be sent in July 11, 2014, to shareholders of record as of the close of business in June 23, 2014, the record date.

Wells Fargo Bank, our stock registrar and transfer agent has prepared and certified the shareholder list as off the record date. And the secretary has confirmed that a forum of shares is represented in this meeting and therefore we may transact business. To discuss the business items on the agenda today, I will now turn it over to Brad Lerman, Brad?

Brad Lerman: Thanks Omar. We have eight business items on the meeting agenda today. These eight items were discussed in the proxy materials made available to you. First, we will vote to elect 10 directors for one year term, expiring at the annual meeting in 2015 or until their successors are qualified and elected. These directors are Richard Anderson, Scott Donnelly, Dr. Shirley Ann Jackson, Governor Michael Leavitt, James Lenehan, Denise O’Leary, Ken Powell, Robert Pozen, Preetha Reddy and Omar Ishrak. The Medtronic Board recommends that you vote for each of these nominees.

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

Second, we will vote to ratify the appointment of Price Waterhouse Coopers as Medtronic’s independent registered public accounting firm for fiscal year 2015. The board recommends that you vote for ratification of Price Waterhouse Coopers. Third, we will hold a non-binding advisory vote on named executive officer compensation, also known as a say-on-pay vote. The board recommends that you vote for the vote on say-on-pay.

Fourth, we will vote to approve the Medtronic Inc. 2014 Employee Stock Purchase Plan. The board recommends that you vote for approval of the plan. Fifth, we will vote to amend and restate the company’s articles of incorporation to provide the directors will be elected by a majority vote in an uncontested election. The board recommends that you vote for this amendment and restatements. Sixth, we will vote to amend and restate the company’s articles of incorporation to allow changes to the size of the board of directors upon the affirmative vote of a simple majority of shares. The board recommends that you vote for this amendment and restatement.

Seventh, we will vote to amend and restate the company’s articles of incorporation to allow removal of a director upon the affirmative vote of a simple majority of shares. Again, the board recommends that you vote for this amendment and restatement. Eighth, we will vote to amend and restate the company’s articles of incorporation to allow amendments to section 5.3 of article 5 upon the affirmative vote of a simple majority of shares. The board recommends that you vote for this amendment and restatement.

At this time, we will be happy to answer any questions on the eight business items on the agenda. If you have a question related to these specific proposals to be voted upon, please stand up and be recognized. We have several people in the audience with microphone, so I encourage you to address the group, so that everyone can hear your question and at this time we will address only questions that are related to the eight specific business items. If you have questions related to other matters, please save them for our general question and answer period which will come later in the meeting. Are there any questions specific to the eight proposed resolutions?

All right hearing none, I hereby declare that the polls are now closed. Results of the voting will be tabulated and we will have a preliminary result before we conclude the meeting today. And now, I’ll turn it back over to Omar for additional perspective on Medtronic business. Omar?

Omar Ishrak: Thank you Brad. You know, I have — I now served as Medtronic Chairman and CEO for three years. I made immeasurable progress in many areas that were identified as the most pressing priorities of the company when I started. Furthermore, we have established a consistent and realistic strategy for the future that appeals to customers, investors, and employees.

Our strategy is focus on addressing what we called the universal healthcares, improving clinical outcomes, expanding global access and optimizing cost and efficiencies for health care systems around the world. The key elements of the strategy are expanding market leadership through therapy innovation, increasing access to existing therapies for globalization, especially in the emerging markets and leading the transformation to value-based health care by leveraging the economic value of our products and services.

We are making significant progress in executing these strategic imperatives across the company and steadily building a sustainable growth platform. I will now share with you a few illustrative examples. Starting with therapy innovation in our diabetes business, the strong ongoing U.S. launch of the MiniMed 530G system with Enlite sensor is driving solid, double digit growth in both insulin pumps and CGM.

The MiniMed 530G is the only system on the market that automatically stops insulin delivery if glucose levels fall below a predetermined threshold. That’s an important step towards the — towards the developing — towards the development of an artificial pancreas. And the rest of the therapies group, we have launched Surgical Synergy. A strategy that leverages our breath through the use of enabling surgical technologies. We have a wide range of capabilities in this area including navigation, power, advanced energy and monitoring.

When you apply this surgical technology to specific procedural problems that surgeons are trying to solve, we’re able to drive improved outcomes and efficiencies that include faster patient recovery, reduce hospital stays, and optimize work flow in the hospital. Medtronic also has a unique position in neuroscience as the only company with the leading position in all three major therapeutic categories, neurosurgery, spine and pain, and the brain.

Our presence in neurosurgery includes enabling technologies and tools such as those within our surgical technologies portfolio that all neurosurgeons depend on. The spine and pain category moving at significant strength, there is a procedural engine where neurosurgeons spend the majority of their time.

And finally, the brain is the most uncharted territory with the promise for new frontiers in the advancement of patient care. We’re a pioneer in this area, especially with our work in deep brain stimulation. Now in the U.S. alone, there are over a thousand neurosurgeons who utilized technology from all three of these Medtronic divisions representing almost a billion dollars worth of U.S. RTG group revenues.

Moving now to a cardiac and vascular group, we’re particularly excited about our new Reveal LINQ in surgical cardiac monitor which is being accepted enthusiastically by the marketplace. It is having a substantial impact, helping to facility diagnoses and treatment of difficult to detect cardiac arrhythmias for patients who experienced fainting, palpitations, strokes of unknown cost and atrial fibrillation.

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

The video I’m about to share with you illustrates one of the main reasons why this product is having so much success. The key benefit is its size. It’s 87% smaller than our previous device and enables both better patient acceptance and ease of insertion. The video will show the insertion of one of the first Reveal LINQ devices taken from a physician’s GoPro head cam.

And it’s worth noting — it’s worth pointing out that the procedure is taking place inside an EP lab with everyone following strict surgical practices. And this case was part of a clinical study which explains why there’s so many people in the room that you’re about to see and the hospitals initial LINQ procedure will typically be performed in a cath lab such as this. However with some experience, future cases can be moved to a less resource intensive environment such as the procedure room or holding area. So with that, let’s run the video.

So, here we can see the — that insertion device, the other insertion tool is the white device and that the blue device is the insert tool and the patient is prepared. (inaudible) chest, skin is slightly pinched and a fairly simple incision is made after a local anesthetic is being applied. And then the insertion tool is inserted and it’s flip over, it’s preloaded. The LINQ device is already in that tool and then with another tool we simply push the LINQ device underneath the skin in a very simple procedure.

And now the LINQ device is inside, the insertion tool is removed and basically the skin is — a sterile — antiseptic is put on it and you’re basically done. And that whole procedure as the clinical specialist is showing only took 35 seconds. So you can see that this makes a great critical diagnostic and monitoring capable, very accessible to patients and physicians. And as I mentioned earlier, the simplicity of this technique lend itself to a doctor’s office setting where it is now been done routinely.

The next therapy I want to talk about is our innovation around the self-expanding transcatheter CoreValve System which is a prime example of our ability to advance patient care. CoreValve is a differentiated therapy for severe aortic stenosis patients who are too ill or frail to have the aortic valve replace with traditional open heart surgery. At the American College of Cardiology Meeting in late March of this year, impressive results from our CoreValve high risk U.S. pivotal trail were presented, showing superiority over surgical valve replacement of one year.

In addition, the low mortality rates of our differentiated CoreValve System in patients considered high risk for surgery exceeded expectations. I was at the ACC meeting myself this last year and many physicians shared with me their personal excitement regarding these groundbreaking results. The FDA approved CoreValve earlier this year and our U.S. launch of CoreValve is off to a great start, exceeding our own expectations.

We continue to be excited about future opportunities and new therapies driven by our significant R&D investment that we believe will lead to a cadence of product launches and innovations across the breath of our businesses. We estimate that the 200 projects in our current R&D pipeline will generate more than $30 billion of cumulative revenue in the next five years following their launches. This is not only a strong return on our investment but will also help us deliver on our growth expectations.

In globalization, we continue to make progress in emerging markets, now contributing 13% of our total revenue. There were several highlights in the past year. Middle East and Africa in particular delivered strong results in F.Y. ‘14 going 24% in constant currency basis. At the end of the year, we welcome 85 new employees to the new Medtronic family when we acquired a distributor in Turkey, one of our major markets in this region. Through this transaction, we will now be able to reach customers in a more direct fashion and enhance our market development capabilities. We firmly believe that emerging markets have enormous potential for growth. We remain confident by their long-term outlook and are building a robust platform for continued growth in the future.

The next program I’ll describe is a great example of how we can technology to dramatically improve access and lower cost in emerging markets at the same time maintaining outcomes. In late 2013, we announced the collaboration with Apollo Hospitals in India to bring to market their innovative, affordable, and portable hemodialysis system to improve access to care for end-stage renal disease patients. End-stage renal disease is one of the most prevalent diseases worldwide and is disproportionately costly and difficult to treat. We’re developing a system that is portable and more efficient using up to 90% less water than traditional dialysis systems which makes it accessible in emerging markets.

A few weeks ago, I was in China where we celebrated the groundbreaking of a new manufacturing facility to bring this innovative system to market. We’re also partnering with the local government in China to serve patients in densely populated areas of that country where the need is great, where the infrastructure and access to dialysis are extremely limited.

Next, I’d like to give you a brief update on our Shruti Program which we first discussed with you at this very meeting last year. Shruti delivers screening, diagnosis, and treatment for chronic ear infections for the underserved populations around the world. Within the first year after launching the program, more than 35,000 patients have been screened by trained community health workers. Approximately 10% of screened patients were identified for follow-up care and 150 surgeries were completed for patients who previously had no access to health care cost.

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

We’re excited about how this innovative program extends our mission to more people around the world than ever before. We’ve also sharpened our focus on the economic value of our offerings translating our efforts into new value-based business models which promised to be catalyst for large new growth markets. We believe the shift to value-based health care is one of the most fundamental changes in Medtronic and one of the most [pivotally] moves that we are making as a leader in health care.

We also know that this is something that we just cannot do alone. We must work with physicians, hospital administrators, [payers] and patients to achieve optimal clinical and financial outcomes. In the US, we’re seeing health systems looking at patient populations over a longer period of time [spanning] multiple years. The focus, therefore, turn to patient outcomes and how best to manage patients over the long-term.

We’re starting to deliver broader value not only at the time of the procedure but through care coordination from the hospital to the home. Our acquisition of Cardiocom was a significant step forward for us and over the past year since we acquired this business, its revenue has grown by approximately 25% and the number of patients served has grown 24% to reach 76,000 patients across the US. We’re also focused in increasing hospital operation efficiency providing meaningful clinical and economic improvements for customers, reducing cost associated with readmissions and acute hospital care.

In Europe, through our unique Cath Lab Managed Services offering, we enter into long-term contracts with hospitals to upgrade and more effectively manage their Cath Lab, as well as their hybrid operating rooms. The hospital [sees] an improvement in Cath Lab efficiency, as well as its profitability and physicians get access to the latest technology that can lead to better patient outcomes.

Medtronic benefits not only through increase use of our technology but also through incremental service revenue, reduced pricing [pressure], better inventory management and more efficient of our clinical experts. We’ve [signed] numerous long-term contracts with hospitals now worth over $500 million and are in discussions with over 150 additional hospitals in Europe for future contracts.

Our strategic initiative that I’ve just described, therapy innovation, globalization, and economic value are having an increase impact on patients around the world and helping us deliver solid and consistent performance. And from a financial perspective in F.Y. ‘14, we met [investor’s] expectations finishing in the middle of our guidance range, delivering revenue growth to 4% in the constant currency basis.

We also delivered non-GAAP diluted earnings per share of $3.2 [growing] 2% but when taking into account one-time tax benefits that we received in F.Y. ‘13, as well as one-time headwinds from the medical devices tax and some incremental interest expense in F.Y. ‘14 our operational non-GAAP earnings per share grew 6%. We generated $4.6 billion in free cash flow from which distributed $1.1 billion in dividend payments and [lead] purchase $2.6 billion of our common stock.

In June, our Board of Directors approved the 9% increase in our cash dividend marking the 37 straight years of increased dividend payments and we remain committed to returning 50% of our free cash flow to our shareholders.

Earlier this week, we released our first quarter results for fiscal year 2015. We grew revenue at 4% on a constant currency basis and delivered non-GAAP diluted earnings per share of $0.93 growing 6%. Our Q1 revenue growth, again, is in the middle of our outlook range for the year and within the mid-single digit baseline goal that we set for ourselves. Our overall organization, again, delivered balance growth with strong performances in some areas of setting challenges in other areas. We remained focus in delivering to our baseline expectations and these expectations include mid-single digit revenue growth, EPS growth to 200 to 400 basis points faster than debt revenue growth and returning 50% of our free cash flow to our shareholders.

Our focus on improving our execution performance over the last 3 years has been rewarded by the market and is reflected in our stock price. Our stock price has essentially doubled in value over this period growing 100% and outperforming the market. These are impressive results, and I’m thankful to our more than 49,000 employees around the world who are transforming our Company to realize the tremendous opportunities, to improve clinical outcomes, expand global access and optimize cost and efficiencies across health care systems.

By staying focus in these important areas which are true needs in health care, our future opportunities are absolutely limitless. I still believe that they are only at the beginning of our journey and there’s so much more that we can achieve.

Let me now discuss the proposed acquisition of Covidien, and as we move forward in our journey to lead the transformation of health care, our plan acquisition of Covidien is one of the most exciting opportunities. This is a highly strategic and compelling acquisition, fully aligned with our mission. And before discussing the strong strategic benefits of this acquisition, I want to underscore the alignment of this transaction to our mission. All of us at Medtronic use the mission to help evaluate important decisions that we make for the company, including our decision to acquire Covidien.

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

In fact, our Executive Committee spent extensive time walking through all 6 tenets of the Medtronic mission, discussing how — in a great deal of detail discussing how the acquisition of Covidien aligns with and even strengthens each tenet, and ultimately, this combination of Medtronic and Covidien will allow us to greatly expand our ability to really thing - [alleviate] thing, restore health, and extend life of millions more people around the world.

We also firmly believe that this combination of Medtronic and Covidien will accelerate the execution of the 3 primary strategies that I’ve been discussing, therapy innovation, globalization, and economic value. In therapy innovation, Covidien’s impressive array of industry leading products, enhances our existing portfolio. It offers greater breadth across clinical areas and creates exciting entry points into promising new diagnostics and therapies. We believe that Medtronic’s deep clinical regulatory reimbursement and market development expertise will only help accelerate the rapid adoption of this Covidien therapies in markets around the world.

Our globalization strategy will also benefit from the power of our combined companies. From a financial perspective, we will now have a $3.7 billion emerging market business but we are confident it can sustain double digit growth and that over an extended period of time. It could begin as extensive emerging market R&D and manufacturing expertise and capabilities while Medtronic has well established clinical expertise.

These capabilities applied across a much broader product offering would significantly increase a number of attractive solutions that we can offer to governments and major providers. And finally this transaction enhances Medtronic’s ability to deliver economic value to a broader range of stakeholders. A value proposition of Covidien’s technologies primarily deliver hospital-based efficiency while value of Medtronic chronic disease therapies are generally realized in post, acute settings. When combined, these complementary solutions will create a robust and unmatched integrated health franchise.

Our complementary product portfolios will also allow the combined company to become the most comprehensive partner in med tech enhancing our ability to deliver dependable and sustainable financial results. Finally and most importantly, together we would be able to address far more clinical conditions allowing us to help more patients and advance our mission in a much broader fashion.

Now, having validated the compelling strategic nature of this transaction, we then selected the most efficient financial structure and many of you have heard that the structure of the transaction involves the formation of a new Irish-domiciled entity Medtronic PLC. This type of structure is called an inversion, and while there has been significant public discussion around inversions and specifically US Tax Policy. Let me clarify that when this transaction closes, Medtronic will not only pay signification US taxes but will increase our technology investments in the US.

On taxes, we will continue to pay federal, state, and local income taxes on all US earnings, as well as Social Security taxes, property taxes, and the medical device tax. Cumulatively, these taxes currently represent more than 45% of our US income and we expect to pay a similar rate post close of this transaction. Additionally, this structure will allow us to invest much more aggressively in the US but providing us access to a greater percentage of the cash from our international operations. With this cash, we have committed to investing an incremental $10 billion in US med tech over the next 10 years in the form of early stage [venture] investments, acquisitions, and R&D.

We have a proven track record of creating US med tech jobs with these types of acquisitions. If you look back with some great example, Sofamor Danek, AVE, and MiniMed just those three acquisitions we’ve created nearly 10,000 jobs since those transactions were completed. And more recently, with Cardiocom, we’ve more than double the workforce in just 12 months. We also expect additional job creation at our recently completed acquisitions of Visualase and Corventis to US-base med tech companies.

Over time, our level of technology investment will only accelerate following this transaction. As the world leader in medical technology, the US will absolutely benefit from these investments. So, therefore, in our view, acquiring Covidien is good for Medtronic. It’s good for Medtronic shareholders, for patients, for the med tech industry, and ultimately, good for the US economy. The overall transaction is valued at $42.9 billion which consist of per share consideration for Covidien shareholders of $25.19 in cash along with 0.956 shares of Medtronic stock.

Medtronic is also assuming approximately $5 billion of Covidien debt. The offer represents a 29% premium to Covidien’s closing share price in June 13, 2014. Closing of the transaction is expected either in the fourth quarter of this calendar year 2014 or early calendar year 2015. The transaction is subject to registry approvals, as well as Medtronic and Covidien shareholder approvals.

It should also be noted that the completion of this transaction will be a taxable event for US federal and state income tax purposes, for both Covidien and Medtronic shareholders. The taxes that shareholders pay in connection with exchange of Medtronic Inc shares, for Medtronic PLC shares is based on the Medtronic Inc stock price at the timer of the acquisition closes.

I wanted to be clear that these taxes will apply to all Medtronic shareholders, including Medtronic Directors and officers. Medtronic is not providing any payments to Executives or Board Members to cover these taxes. However, in addition to these taxes, there’s a separate special excised tax that applies only to Medtronic Directors and Section 16b Officers.

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

Medtronic intends to cover the cost of this incremental tax as Medtronic Board of Directors do not feel that these individuals should be economically penalized for taking action that they believe is in the best interest of Medtronic and its shareholders. This will put our Directors and Officers in the same position as every shareholder. Additional information on this stock treatment of this transaction to our shareholders is available on our special website www.globalmedtechleader.com and our SEC filings. We remain fully committed to the Covidien transaction. Our integration efforts are well underway. I cannot underscore enough how the strong strategic [fit] of this acquisition enhances our ability to serve more patients in more ways and in more places around the world.

Ultimately, this combination merges 2 world-class health care companies under our Medtronic mission, to alleviate pain, restore health, and extend life for patients around the world. This transformational journey will require organized and [compete] differently but the mission will remain constant. At the close of this transaction, we will be a $27-billion health care leader with more than 87,000 employees and we’ll have the opportunity to make a life-changing impact for millions more people.

Today, Medtronic helped save or improve another life every 3 seconds. When we add Covidien to the team, we’re excited about the prospect of this important metric moving from every 3 seconds to every 2 seconds or possibly every single second or less, and ultimately, this is what we want to accomplish through the transaction to truly transform health care and improve the lives of many more patients around the world.

The weeks and months ahead are full of promise, our existing therapies for both developed and emerging market are often underutilized and offer tremendous growth potential. Pipeline of new technologies is unique and compelling and we continue to invest to extend our presence both in the US and around the world, [reforging] new partnerships together and solidifying new business models. These would redefine our company to be the premier and preferred medical technology company and a partner that is focused in delivering solutions and advancing health care.

Thank you for your [ownership] of entrusting our company as we continue on our journey in the pursuit of our mission. With ongoing focus and determination, we will continue to advance our progress towards the ultimate goal of making a life changing impact for all people around the world who could benefit from the Medtronic technologies.

Thank you all very much.

(Applause)

And at this time, I’d like to ask Brad Lerman to review the outcomes of the shareholder balloting. Brad?

Brad Lerman: Thank you, Omar. The voting results for the business items before the shareholders are as follows — Proposal 1, to elect 10 Directors for one-year term. That has been approved with each nominee being elected by a majority of the shares voted. Proposal 2, to ratify the appointment of PricewaterhouseCoopers LLP as the Medtronic’s independent registered public accounting firm for fiscal 2015. That has been approved by a majority of the shareholders for the shares voted. Proposal 3, to approve in a non-binding advisory vote named Executive Officer compensation — a Say-on-Pay vote. That vote has been approved by a majority of the shares voted. Proposal 4, to approve the Medtronic, Inc 2014 employee stock purchase plan. That has been approved by a majority of the shares voted.

Proposal 5, to amend and restate the Company’s articles of incorporation to provide the Directors will be elected by a majority vote in uncontested election. That proposal has not been approved because it failed to receive the required vote of not less than 75% of the votes entitled to be cast. Proposal 6, to amend and restate the Company’s articles of incorporation to allow changes to the size of the Board of Directors upon the affirmative vote of a simple majority of shares. That proposal has not been approved because it failed to receive the required vote of not less than 75% of the votes entitled to be cast. Proposal 7, to amend and restate the Company’s articles of incorporation to allow removal of the Director upon the affirmative vote of a simple majority of shares not approved because it failed to receive the required vote of not less than 75% of the votes entitled to be cast. And Proposal 8, to amend and restate the Company’s articles of incorporation to allow amendments to Section 5.3 of Article 5 upon the affirmative vote of a simple majority of shares not approved because it too failed to receive the required vote of not less than 75% of the votes entitled to be cast.

The final vote results will be filed on a Form 8-K with the Securities and Exchange Commission on Tuesday, August 26, 2014.

Omar?

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

QUESTION AND ANSWER

Editor

Omar Ishrak: Thank you, Brad. And with that, I’d now like to open the questions-and-answer session. If you’d like to ask a question please raise your hand and someone will bring a microphone so that our audiences can all hear you clearly. In fairness to other shareholders, and for the rules of conduct, please limit your questions and comments to 2 minutes.

You have question? Yes, go ahead.

Lex Lenson: My name is [Lex Lenson], a resident of Maple Grove, Minnesota, a long-term shareholder. With regard to the capital gains taxes on the transaction for all of us, are there any ways that we can avoid them completely or are there any ways to minimize them and could you list them for us please?

Omar Ishkar: Well, look. I cannot give you a specific tax advice. You know, one thing that you could do is if you, you know, give them away you avoid taxes. But - look, you know, does Gary or anyone have any specific - I suggest you talk to your tax consultants. There are techniques to which you can optimize your tax position, but it’s very difficult to make general statements along those lines. But there are some techniques to which you can minimize your tax obligation. Gary, do you have any further comments to that?

Gary Ellis: It really is hard to give any specific advice to each one of you. That’s why it’s important that the company - we’re going to actually - for employees and retirees, we’re going to be trying to provide some tax service and advice going forward and actually making some resources available so you can get some of those questions answered because each one of your situation is completely different. But there are obviously opportunities - there are ways to do things, whether it’s - I mean you can - an individual trust set up. We’re actually doing some things on charitable giving.

So, there are things you can do to minimize the impact. Remember, for most people, what this is is just some acceleration of when you’re going to recognize that capital gain, but it is acceleration and we understand that. It’s a complication we’re all going to have to deal with. But each individual has a different tax situation and you really should talk to tax advisor on that and make sure you understand what are the implications for yourself.

Lex Lenson: Finally, did you consider a deal that would [neither] - that would have avoided these taxes?

Omar Ishkar: You know, during the - like I said the - our process was the way I outlined it. We first looked at the strategic merits. And all the strategic benefits that I talked about are independent of the financial structure. So, those will stay no matter what. Now, having established that, we then try to assess what is the most optimum financial structure for long-term shareholder value and for long term goal to the company. And this is what we came up with. There is a non-version option as well, but we didn’t feel that that’s structure will lead to the maximum performance of the company going forward. There is a question just beside you. There is a raised hand right there. Yes. Please go ahead.

Jerry Hildebrandt: [Jerry Hildebrandt] from [Margaux]. Could you update the status of Medtronic position and work in leadless pacemakers?

Omar Ishkar: Well, you know, I’ll share a few words and I’ll actually ask Mike Cyle, the leader for cardiac investor business, to give a more detailed view of that. But you know that’s a product that we were actually extremely excited about. I mean just yesterday we had a short review on that, but this is already being used in patients. It’s a leadless device. For everyone to understand, you know, a typical pacemaker is a box-like device that had leads attached to it that goes into the heart. The leadless pacemaker is introduced through a catheter and it fixes directly on to the heart wall and so there are no leads. I think it’s about six to eight months of trials we’ve already done. We’re very optimistic with the results. But, Mike, maybe you can just add some color to it.

Mike Coyle: Yes. I would just say the program is moving along very nicely. We have now really completed the design. We’re in clinical evaluation. We would expect that we’ve had - used the device now in over 100 patients that we would expect to have the CE mark for the product in this fiscal year, which would allow us then to sell the product in Europe and we are engaged in a U.S. clinical study for - an ID study for the technology, which was really a very exciting process - activity because what we actually did was work very closely with the FDA who had a significant interest in seeing that technology brought to the United States sooner than had it occurred with some other groundbreaking technologies like transcatether valves.

And so, they actually worked with us directly to make the number of patients that we needed to study - a more manageable number for us and in a followup that was - that became just much more implementable from our perspective. So, this technology is performing extremely well. We’re very excited about where it is headed as a new therapy innovation and we think it will revolutionize the way pacing is done by going forward.

Omar Ishkar: Good. Thank you, Mike. Yes? Question (inaudible).

David Shawl: Yes. My name is [David Shawl] and my father, [Dick Shawl] was a board member here for 30 years and I am acting as his proxy for this. I will try to be somewhat articulate. First of all, we very much applaud the recent success of Medtronic and the [attendance raise it rise] in the stock price. That’s been great. And I fully understand the strategic underlayment of the Covidien acquisition.

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

My question revolves around the sentence that talks about the Board of Directors not feeling that they should be economically penalized for their actions that are in the best interest of Medtronic. It seemed to me that the - that the concept of an excise tax is part of the decision making process and should not have put you in a different position in terms of making this decision. I was - I’m sort of curious why you thought you might be prejudice in terms of this decision if you had to pay the tax as opposed to not paying the tax.

Omar Ishrak: No. The tax is almost prohibitive in terms of its amount because it’s an unvested stock and shares for everybody. And when you count the numbers, it’s to the degree that it penalizes the individuals - those individuals, and as you point out, it’s not for our shareholders excessively. And I think the position of the Board of Directors took it in that as that should not be a factor in a personal financial impact to the decision for the broader interest of the company, and that’s why that was removed from the table.

David Shawl: I understand that those were the words that were used and I - by the same token it feels to me as though the share holders, particularly the longer term shareholders have a significant prejudice against this kind of a transaction occurring in - since the majority of the board and the [16B] executives don’t own a lot of stock but have a lot of unvested stock options. It would seem to me that there was a little disparity there between those two decisions - those two parts of the decision process.

Omar Ishrak: I think you’re entitled to your opinion. But I really think that in this situation the Board of Directors and the company management was looking for the long-term value, and I mean really long term value of the business. And when you really do the analysis, the amount of cash that is available in terms of its flexibility for redeployment as well as our position as a company, there is a clear benefit that we just couldn’t walk away from.

David Shawl: My final comment. I fully understood the economic value to the company and appreciate that value and I agree with it. I’m just saying that I thought the grossing up of the cost of the excise tax to the board and the [16B] shareholders seem to me to not be counterbalanced by the wave of the burden by the existing shareholders.

Omar Ishrak: Fair enough. Is there a question back there?

Tom Hardy: Hi. May name is [Tom Hardy], and I’m a shareholder. And in a followup to that question, what is the total estimated cost to Medtronic for paying the additional excise tax for the officers and the board members? And as Gary had mentioned, we’re going to be providing services to retirees and employees for tax advice. So, what is the total estimated cost of providing that tax advice to all U.S. employees?

Omar Ishrak: Well, you know, the cost of the - the first question was the cost of the excise tax. Wasn’t that the first question? Do we have an estimate on that? I think it’s 60...

Gary Ellis: The last time where I’ve seen on the excise and they were all dependent obviously on what the stock price is at that time of the transaction closes, but the last estimate was right around $65 million was the number in general for on top of the total transaction. That includes obviously the excise tax and then you have an income tax. That way that it works is because there is - it’s grossed up. So, that means that’s viewed as income for the officers and directors and so then you have a tax on top of that.

So, the total number is about $65 million for the excise tax. I have not seen an estimate on what the cost is for the tax advisors that will be providing to the retirees and employees. I’ve assumed it’s going to be, you know, several few million dollars, but I don’t know that. I don’t have any estimate. [Carol], I don’t know if you have anything. I don’t know the exact number on that. We’re working on that piece of - it’s - that’s going to be obviously much, much less than what I just thought it was.

Omar Ishrak: Yes. If comparing the two, it’s not going to mean $60 million to provide tax planning advice. It’s going to be, you know, like Gary says, a few million.

Gary: Yes.

Omar Ishrak: Another question here?

Roger Schumacher: Roger Schumacher, 25-year retired Medtronic employee. To manage my tax situation, I’m interested in when can I get a more accurate information on when this MDT PLC deal will - when and if it’s going to go through? The better I know about that the more I can manage my tax situation.

Omar Ishrak: Well, first, we appreciate that. We’re very sensitive about that factor because that is important. I think what we can do is lay out the steps that have happened and so are the approximate timeframes, and perhaps, as we get closer to the date there will be more certainty. So, maybe, Gary, you’re probably in the best position to give some color on that.

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

Gary Ellis: Sure. As we indicated in those current releases at this point in time, the current estimate and obviously as we tied into - we got to have regulatory approval, and as Omar mentioned, we have to get shareholder approvals. Those are the primary steps we’re going to have here as we go forward. The current estimate is that that regulatory approval and shareholder approval, especially the regulatory approval, could take us towards the end of this calendar year early next calendar year.

Now, we understand very clearly that a month or even a one week difference can have a big impact but we can’t give you any more advice than that because the regulatory approval process is obviously outside our control and will be control by obviously the various countries we have to get approval in, the U.S., Europe, China, et cetera. And if that happens, as we start seeing a better timeframe and where they’re at in their process, we’ll obviously inform the shareholders of that.

The key item will also then be the shareholder vote. And when we send out the [S4] and their proxy on that and schedule the shareholder vote, that will also give some indication on where the timing is going to be at. But unfortunately right now, all we can tell you is that late probably in this calendar year, early next calendar year, and obviously, for all of us that will be enacted on the capital gains and doing some tax planning, we know we’d like to see - you’ll like to see a better answer than that. As we get more information, we’ll provide it to you. But that’s the best we can tell you right now into this calendar year, early next calendar year.

Roger Schumacher: So, the [reg] approval has to be done before the shareholder approval?

Gary Ellis: No. You could - we could have - the shareholder vote could end up being before all the regulatory approvals are done. That’s typically in these types of transactions. You could have the shareholder vote prior to the regulatory approvals.

Omar Ishrak: A couple of other questions. Maybe we can go over there first.

Ramish Gupta: My name is [Ramish Gupta]. I’m a shareholder. As you mentioned, the U.S. corporation income tax rate is highest [actually] at 25%.

Omar Ishrak: Yes.

Ramish Gupta: I want to know what are the effective tax rate Medtronic paid in the last fiscal year and how much tax we are planning to save by this [inaudible]? Thank you.

Omar Ishrak: The last fiscal year, the overall rate from all our global income was 18%. But again, I want to clearly point out that taxes paid on U.S. income was 35% without the property taxes and social security and all those other things, just on the income basis. As we go forward, after the transaction, you know, Covidien’s mix of revenue is pretty similar to Medtronics.

So, we expect the tax rates to remain approximately the same, maybe a percentage - a percent or two lower. So, it could be like 16 to 18 as opposed to 18 to 20, but that’s it. So, not a whole lot of tax savings. This is more about access to cash that Covidien generates outside the U.S. that through this structure we can use to invest in the U.S. If we didn’t do the structure then that cash would not be accessible in the same way. So, that’s the difference. The tax rates essentially do not change in a significant way. Question here first then I’ll move.

Arthur Binger: My name is [Arthur Binger]. I live in Maple Grove. I have been a shareholder for over 20 years. I’m not a former employee. I have been actively involved in the securities market for 52 years. With that as background, I would say that this is the least shareholder friendly proposal I have ever seen. These notes don’t employ more than 2 minutes. Shareholders may need to sell stock to pay taxes. That’s well known. They will have to pay capital gains tax anywhere in the range of 20% to 35%. They may need to sell stock in order to accomplish that. If they sell stock, they receive reduced dividends, sometimes in a meaningful ways.

There was an article in the St. Paul Pioneer Press that - let me not get into that. That would be too long. But there is the reduced dividend aspect to it. The company gets the advantage of lower taxes particularly in the U.S. and the shareholders get the disadvantage of tax free change in bases in their state plan, a very unbalanced towards shareholders that are planning for the next move in their assets.

I’m 79. That’s an issue for me. I think there are people that are 79 in this room also. Then there is the more theoretical question in the federal deficit. The company, Medtronic, is going to pay less in federal taxes to the tune of billions of dollars. That leaves that slack to be picked up by the individual shareholders - individual tax payers in this company. So, I would repeat. I think this is the single least friendly to shareholders plan I have ever seen.

Omar Ishrak: Look. All right. Obviously, you’re entitled to that view, but what I would take - certain corrections I would like to make. The first correction is that we’re not going to be any less taxes in the U.S. after the transaction than before. And in fact, we’ve committed to invest in incremental $10 billion - incremental means above what we would currently do, $10 billion into the U.S. into Minnesota over the next 10 years. If we didn’t do it this way, we would not be able to do that. So, we pay the same taxes and we invest more versus pay the same taxes and not invest that. That’s the tax trade off that we’re making.

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

The other issues, you know, we have and we’re making the trade off in our view for maximizing long term shareholder value of the company. So, that’s been our strategic trust which I’ve tried to describe. Is there another question there?

Judy Mandalay: My name is [Judy Mandalay] and I’m a shareholder. And I just want to bounce off that with a specific question.

Omar Ishrak: Yes.

Judy Mandalay: If we are - for us to sell shares to pay the taxes that means that we lose 20 - as he said, 20% to 35% not only of our net worth but of our income, which as we know going up is a little steeper climb. And so, that means that on day 1, just to get to even as a shareholder, this transaction would have to improve this company by 30% to 50% on day 1. Can you tell me how that’s going to happen?

Omar Ishrak: Well, it’s not - first of all, I’m not sure with 30% to 50%. Second, you know, you look at this over the long term. And if you just look at the target price that the analysts have put on the stock after the close of this transaction [down] in itself from before the transaction was announced was over 20%. That’s before [ending] is being done. That’s the target price without any of the operational benefits.

So, I don’t understand why this has to be on day 1. But overtime, the upside potential of the stock and of the company is tremendous with its acquisition, and in fact, it is limiting without it. It’s limiting without it and has enormous potential upside for global healthcare and for Medtronic as a company with this acquisition. So, it’s a transformative move and we have to look beyond year one, OK?

Brenda Roman: Hi. I’m [Brenda Roman] , a shareholder and a former employee. I have a couple of questions. You mentioned that the reason for moving to Ireland is because you would have more cash available.

Omar Ishrak: Yes.

Brenda Roman: Can you explain it further? I don’t know what you mean by that.

Omar Ishrak: Sure. OK. What that means is that Covidien itself today, the cash that is generated by Covidien outside the U.S. can be invested in the U.S. without being further U.S. taxes. They already paid taxes in the country that it was earned. Today, we can bring it in the U.S. an investor. If they were not an Irish domicile company but a U.S. domicile company like Medtronic and like many other multinationals, the money that is earned outside the U.S. has to pay tax in that jurisdiction and has to pay tax again when it was brought into the U.S. As a result, there is virtually no multinational brings the money back in.

And therefore, there are $2 trillion of cash that’s generated by U.S. based multinational that’s sitting out to the U.S. that’s not being invested. And all we’re doing is we’re using that cash that Covidien is generating and investing it in the U.S., and how that can be done from the U.S.? And we’re going to invest in [MedTek] and in the area that we were proven capability to improve patients’ lives and to make a difference in healthcare. And that will improve job [hyping]. Jobs will be brought to the U.S. in [MedTek], and that one of the primary reasons why we’re motivated to do this, OK? Thank you.

Brenda Roman: Thank you for answering. I had another...

Omar Ishrak: One [more] question.

Brenda Roman: I had a second question.

Omar Ishrak: No. Just - OK. Three - two more then. OK. Go ahead. How about right here. [We’re going to look for] - there are lots of hands. Yes? Go ahead. Yes. Please.

Patricia Hartlove: My name is [Patricia Hartlove].

Unidentified Speaker: We can’t hear you.

Omar Ishrak: Can you please give the mic? Yes. OK.

Patricia Hartlove: My name is [Patricia Hartlove]. I’ve lived in New Brighton for a long time and I’m a long-time shareholder. I want to respond to the long term...

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

Omar Ishrak: Yes.

Patricia Hartlove: ... because I think if you look out at the group of people here as well as long term stockholders, long term for us is short. So, it’s difficult to make up 35% to 40%. So, it’s not just a complication as a tax issue and it’s not just something that people give all their stock away. People can’t afford to do that and then just buy more. So, it’s a problem. It’s more of a statement than a question.

Omar Ishrak: No. I appreciate that. And I don’t have a response to the [immediate team]. Yes. Maybe back there?

Roland Zackrise: I’m [Roland Zackrise]. I live in Fridley. And I’m wondering if you or Medtronic are doing anything working with the government in what can they do? Can they wave this kind of unusual situation or something with the government?

Omar Ishrak: Well, I’m not sure if the government - if that’s a worthwhile avenue of action. But what we’re doing - I’ll tell you something we’re doing. We’re - you know, the tax funding that we’re offering, we’re looking at the biggest needs. And you know, we’re going to look internally to achieve these ways in which we can help you. I’m serious about that.

I don’t want to make a general statement at this point because we’re just beginning to organize the input from all the tax planners as to what are some of the core needs are and we will actually roll out some programs that, you know, it’s not going to mitigate everything but I think it will offer some level of resistance and then some directions, and we’re working on that.

But with the government, you know, I really don’t think anything is going to be done, but we’re closely looking at this and I really do feel especially the portion where you transferred the tax or when you - you know, your bases goes up. I understand that issue. I completely understand that issue. I don’t have [announcement] for that but, you know, in our judgment, we got to look at the longer term beyond just the few years coming up, OK? I’ll take one right here.

Jim Wycor: Mr. Chairman, [Jim Wycor], (inaudible) resident, shareholder. In fact, I can see those buildings from our front door.

Omar Ishkar: OK.

Jim Wycor: I associate myself with the comment about long term...

Omar Ishkar: Yes.

Jim Wycor: .... being soon 83.

Omar Ishkar: Yes.

(Jim Wycor): But first a question then a comment. Question, what can we as shareholders do to help the executive committee and the Board of Directors, and I presumed they’re all enrolled in getting our two senators, Franken and Klobuchar, to actually work to remove and the Medtronic - the tax on the medical devices. I don’t think they’re doing anything.

Omar Ishkar: OK. [Just drop that]. No. I think - do you have a followup on that or I can respond to that? First of all, I’m going to be fair that both Senators, you know, Franken as well as Klobuchar, as well as Eric - Congressman Paulsen, for the device tax have actually pushed quite hard. And you know, I think that’s trapped in a more, you know, complicated scenario.

And unfortunately, what’s happening is if there was true tax reform in the U.S. and fair taxes has been (inaudible), but the U.S. taxes happen to be the highest in the world. They were set like 20 years ago - 30 years ago before there were global companies and it hasn’t really reflected how the world has changed in 30 years.

And unfortunately, we’re paying the price for that in many ways and including not being able to invest in the U.S. I think both senators - Minnesota senators are aware of that. They want to change that. I think writing letters and clearly stating their opinion in these matters can only help, but I can tell you that both of those senators, at least in principle, are supportive of tax reform. Also, removing the medical device tax and actually had been enough support as well in this transaction.

Jim Wycor: As far as the IRS is concerned, maybe they lose our names because they lose e-mails. One quick comment, Mr. Chairman.

Omar Ishkar: Yes.

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

Jim Wycor: Christmas eve 2009, I was near death in a hospital in Mesa, Arizona, and fortunately, [porcine] valve and I’m here today, and thank you very much.

Omar Ishkar: Thank you. Thank you. OK. I think I should take a popular vote as to how many questions I should allow, OK? But keep going since this [is the interest here]. So, number two there and then we’ll come to this [group].

David Brown: David Brown, Mercer Island, Washington. I’ve been a shareholder for about 23 years and I’ve been coming in these meetings for most of those years. I was just wondering how much is the total amount of cash held by both Covidien and Medtronic respectively overseas that’s not been repatriated to the U.S. and what portion of those sums is going to be used to pay the cash component to the Covidien shareholders?

Omar Ishkar: I’ll let Gary clarify that. I do know that before the transaction we have about $14 billion worth of cash. I’m not sure what Covidien does. I mean they’re reinvesting in the U.S. and they probably don’t have a whole lot, but we’ll (inaudible).

Gary Ellis: Yes. As we - as Omar indicated that in the Q1, which obviously is just about a month ago, we had just a little over $14 billion in cash and almost all of that is outside of the United States - trapped outside of the United States. Covidien’s cash balance is less than a billion dollars because they obviously don’t have the same constraint of having it restricted and trapped outside. It’s less than a billion. The majority of all that cash obviously will then be used for the cash component. The cash component of the transaction was about $16 billion - well over $16 billion.

So, we will be using our existing cash that has been trapped over the last several years to pay for that cash component. There will probably be a little bit of debt that we will have to assume, maybe $2 to $3 billion depending on the time of the transaction when it occurs. But the majority of the cash that has been trapped outside the United States will be used to pay the cash component of the transaction.

Omar Ishkar: OK. I think - maybe right there. OK.

Unidentified Speaker: If she gets to talk, can we talk?

Unidentified Speaker: Go. Go.

Unidentified Speaker: Go ahead.

Unidentified Speaker: OK.

Omar Ishkar: They were fighting with the microphone.

Ruth Jones: My name is Ruth Jones. I am a long-time stockholder, retired school teacher, American. Now, I know that this not - might not be possible. It’s the worst of all things happen, but if there is anyway you could defer this until 2015 then we could at least put the loses between two years. Thank you very much.

Omar Ishkar: Thank you. Thank you for that comment, Ruth. We’ll keep that in mind. I think I’ll take one more question. Right here. Go ahead.

Don Lawson: My name is [Don Lawson]. Just a question/clarification. Now, when you’re a shareholder and you do not want to sell your shares, you’re going to get hit with this tax. Is that - I want to make that clear for everybody. Is that true?

Omar Ishkar: Well, it depends on where it is.

Gary Ellis: Yes. I mean if you’re holding your shares - it depends individually if we haven’t trust or some other things, obviously it might be a different issue - but those of you holding individually, yes, no matter whether you sell them or not, you’re going to have to pay capital gains. This transaction says that you basically - assumed that basically those shares have been traded at the point time that we close the transaction. So, all shares you owned, you have to pay the difference between your bases and the stock price obviously of Medtronic stocks at that point in time would be half capital gains will be calculated.

Don Lawson: That’s going to be tough.

Omar Ishkar: OK. I think there was a lady there. Yes. Let’s take that as a last question please.

Lisa Rottenberg: Hi. My name is Lisa Rottenberg. I’m a shareholder. My father is 96 years old and our whole family has owned your stocks for 56 years. We have been the venture capitalist for Medtronic and this is really material. Most people in this audience cannot do charitable [remainder] trust. They can’t give away their money.

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

And when you look at all the facts, everyone here is going to have to sell shares and it could be millions and millions of dollars. I’m just - also, I just wanted to the man who said that this is the least shareholder friendly proposal, it’s the list individual shareholder friendly proposal because the institutions are all tax exempt, and I think you all know that you’re going to win the vote just in terms of the institutions regardless of what anyone here that are individuals are going to say.

Last question to you, there is going to be a step up in bases. And so, it’s an automatic step up from whatever we have now. I think most people here are just concerned about the reincorporation in Ireland. We understand about the trapped cash. But if you could do something about repatriation of the cash with the government, that would certainly get you 80% or 90% of the way there.

Omar Ishkar: Well - look, if the government changes the tax law and allows that, you know, there are other options that immediately come up. So, again, look all I can say in closing here is we understand what some of the concerns are. I want to again - you know, we built a track record of executing. We believe that doing this would allow us to reach many more patients around the world and help further our mission in more meaningful ways than before. It just takes us to a different level of capability.

And through that, we think the value of the company will re-grow and I can tell you that the Board of Directors, the executive committee, and all the employees in Medtronic will work as hard as possible to deliver results so that the value of the company will grow up in the short term. I know it’s difficult but that’s where we’re focused to do and I sincerely feel for a lot of the issues that you are all going through.

And again, like I said to the degree that we can we’ll help you, but there is a pain here which I understand and I don’t deny. And all I can say is that on balance for the long-term value of the company, this is the right thing and we’ll do everything we can to execute and work as many hours as necessary and as creatively as possible to deliver the results to further extend - increase the value of this company. Thank you all very much. Thank you.

(Applause)

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NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

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AUGUST 21, 2014 / 03:30PM GMT, MDT - Medtronic Inc Annual Shareholders Meeting

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

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